NR07-29	November 16, 2007

ITH’s Livengood Gold Deposit Continues to Grow

Step-out drilling dramatically expands bulk tonnage potential

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) (TSXV: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce final drill hole results from its 2007 Livengood resource definition program.  The results from the final four diamond holes at Livengood continue to increase the Lillian Creek zone of the deposit and indicate significant additional expansion potential beyond the core target area.  Half kilometre step out holes to the east and south greatly expand the potential of the deposit.  The core zone of the deposit has now been intersected along 2 kilometres of strike extent and over widths of ½ to 1 kilometre and remains open on all sides (Figure 1). .  Based on the current information the Company will embark on a major resource definition drill program in 2008.

Latest Results

Two holes drilled as eastern step outs encountered significant thicknesses of gold mineralization, with 155 metres at 0.77 g/t gold in hole MK07-23 and 145 metres at 0.74 g/t gold in hole MK07-22, respectively (Table 1).  In addition, large step out holes (drilled approximately 400 metres south of the core zone) have also intersected significant gold mineralization, returning 76 metres at 0.6 g/t gold in hole MK07-24 and 26 metres at 0.65 g/t gold in hole MK07-25, thereby expanding the potential outside the core target area.

The latest drilling results will be integrated into the ongoing resource modeling study which is scheduled to be completed in the first quarter of 2008.  A representative spectrum of Livengood ore types has been submitted to Hazen Research Laboratories for gold characterization studies.  The Company is currently planning for an aggressive 50,000 metre reverse circulation drill program for the Livengood project in 2008, which will include an additional 150 drill holes with a budget of approximately CAD 7 million, to expand the Livengood deposit.

Implications

The strong sediment and volcanic hosted mineralization in holes MK07-22 and 23 represents an east and west extension of the main Lillian Creek zones (Table 2).  The success of this drilling indicates that the entire greater than 2 kilometre long trend is likely mineralized and dramatically expands the Livengood project’s size potential.  For example, hole MK07-24 was an initial test of the connection of the Lillian and Radio zones below the thrust fault south of the main trend and the results indicate that the gold system extends farther to the south that originally anticipated.  Hole MK07-25 also tested the expansion potential of the main East-West zone approximately 400 metres to the south under the thrust fault on the west end of the Lillian zone.  This hole also successfully intersected the Livengood gold system

Figure 1: Livengood drill hole map (red indicates new holes)

Table 1 Summary of all Livengood drill holes in Core target area

Hole ID	Total Length (metres)	Length Mineralized (metres) *	Average Gold Grade (Mineralized Section)	% of hole Mineralized
MK-07-25	330.40	25.91	0.65	8%
MK-07-24	372.16	76.40	0.60	21%
MK-07-23	290.17	154.84	0.77	53%
MK-07-22	382.83	144.92	0.74	38%
MK-07-21	309.98	128.31	0.76	41%
MK-07-20	244.30	149.94	0.88	61%
MK-07-19	436.17	168.09	0.61	39%
MK-07-18	301.14	141.18	2.01	47%
MK-07-17	421.84	93.48	0.65	22%
MK-07-16	332.84	74.03	0.58	22%
MK-07-15	281.64	133.09	1.07	47%
MK-07-14	44.81	16.06	0.56	36%
MK-07-13	351.13	162.93	0.63	46%
MK-07-12	282.85	41.89	1.07	15%
MK-06-08	288.34	44.02	0.83	15%
MK-06-07	276.45	127.14	1.44	46%
MK-06-06	205.44	16.54	0.70	8%
MK-06-05	305.10	41.60	0.69	14%
MK-04-04	137.77	22.62	0.61	16%
MK-04-03	208.79	103.72	0.69	50%
MK-04-02	305.71	77.55	0.75	25%
MK-04-01	109.73	13.71	1.63	12%
Hole ID	Total Length (m)	Length Mineralized (m) *	Average Grade Mineralized Section	% of hole Mineralized
BAF-8	152.40	65.80	0.80	43%
BAF-7	304.80	190.20	0.96	62%
BAF-6	134.10	70.10	0.53	52%
BAF-5	189.90	50.30	0.43	26%
BAF-4	216.40	108.30	0.58	50%
BAF-3	150.90	32.20	0.62	21%
BAF-2	152.40	24.40	0.48	16%
BAF-1	213.40	68.50	0.74	32%
* Criteria - intervals included in sum have less than 3 metres of internal waste & cutoff grade of 0.25g/t gold

Table 2

Significant New Livengood Intercepts

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Target
MK-07-22	67.4	73.5	6.1	2.35	Sediment hosted
	79.6	111.8	32.2	0.75	“
	142.8	145.1	2.4	2.94	“
	151.7	154.8	3.2	1.23	“
	310.3	363.2	52.9	0.60	Volcanic hosted
MK-07-23	75.7	79.0	3.3	3.61	Sediment hosted "
	101.1	104.2	3.1	2.00	"
	126.4	155.5	29.1	0.65	"
	164.1	170.8	6.7	0.75	Volcanic hosted
	187.8	251.2	63.4	0.78	"
MK-07-24	146.60	149.95	3.3	1.36	Sediment hosted
	154.00	158.90	4.9	0.96	"
	183.36	206.01	22.7	0.49	“
MK-07-25	14.6	20.5	5.9	0.65	Upper Plate
	233.3	237.1	3.9	0.74	Intrusives
	295.3	303.4	8.1	0.47	Intrusives

(Intercepts calculated using 0.25g/t gold cut-off, only intercepts with grater than 5gram-meters included)

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius, MSc (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is the President and CEO of the Company.

The work program at Livengood is designed and supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the Company’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a well financed resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the calculation of a resource at the Livengood Project, the expansion of any deposit at the Livengood Project, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.